Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2012(1)	Year Ended December 31,
(Dollars in millions)		2011	2010	2009(2)	2008	2007
Ratio (including interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$1,858	$4,587	$4,330	$1,336	$582	$3,870
Fixed charges	566	2,251	2,903	2,975	3,985	4,583
Equity in undistributed loss of unconsolidated subsidiaries	28	112	49	60	55	43

Earnings available for fixed charges, as adjusted	$2,452	$6,950	$7,282	$4,371	$4,622	$8,496

Fixed charges:
Interest expense on deposits and debt	$565	$2,246	$2,896	$2,967	$3,963	$4,548
Interest factor in rent expense	1	5	7	8	22	35

Total fixed charges	$566	$2,251	$2,903	$2,975	$3,985	$4,583

Ratio of earnings to fixed charges, including interest on deposits	4.33	3.09	2.51	1.47	1.16	1.85
Ratio (excluding interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$1,858	$4,587	$4,330	$1,336	$582	$3,870
Fixed charges	255	1,064	1,438	882	1,473	1,677
Equity in undistributed loss of unconsolidated subsidiaries	28	112	49	60	55	43

Earnings available for fixed charges, as adjusted	$2,141	$5,763	$5,817	$2,278	$2,110	$5,590

Fixed charges:
Interest expense on debt(3)	$254	$1,059	$1,431	$874	$1,451	$1,642
Interest factor in rent expense	1	5	7	8	22	35

Total fixed charges	$255	$1,064	$1,438	$882	$1,473	$1,677

Ratio of earnings to fixed charges, excluding interest on deposits	8.41	5.42	4.05	2.58	1.43	3.33

(1)

On February 17, 2012, we acquired ING Direct. The transaction was accounted for as a purchase, and the related results of operations are included in our consolidated results from the date of the transaction.

(2)

On February 27, 2009, we acquired Chevy Chase Bank, fsb. The transaction was accounted for as a purchase, and the related results of operations are included in our consolidated results from the date of the transaction.

(3)

Represents total interest expense reported in our consolidated statements of income, excluding interest on deposits of $311 million for the first quarter of 2012, and $1.2 billion, $1.5 billion, $2.1 billion, $2.5 billion and $2.9 billion for the years ended December 31, 2011, 2010, 2009, 2008, and 2007, respectively.

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